Exhibit 3.1
EXECUTION VERSION
AMENDMENT NO. 1 TO
AMENDED AND RESTATED AGREEMENT
OF LIMITED PARTNERSHIP
OF
BUCKEYE PARTNERS, L.P.
     This Amendment No. 1 (this “Amendment No. 1”) to the Amended and Restated Agreement of Limited Partnership of Buckeye Partners, L.P. (the “Partnership”), dated April 14, 2008, adopted effective as of January 1, 2007 (the “Partnership Agreement”), is hereby adopted effective as of August 10, 2010, by Buckeye GP LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.
     WHEREAS, Section 15.1(g) of the Partnership Agreement provides that the General Partner, without the consent of any Limited Partner, may amend any provision of the Partnership Agreement to reflect a change that in the good faith opinion of the General Partner does not adversely affect the Limited Partners in any material respect; and
     WHEREAS, acting pursuant to the power and authority granted to it under Section 15.1(g) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners in any material respect.
     NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:
     Section 1. Amendment. Section 16.2 of the Partnership Agreement is hereby amended and restated as follows:
     “Section 16.2 Record Date; Adjournment
     (a) For purposes of determining the Limited Partners entitled to notice of or to vote at any meeting or to give approvals without a meeting as provided in Section 16.4, the General Partner may set a Record Date, which date for purposes of notice of a meeting shall not be less than 10 days nor more than 60 days before the date of the meeting.
     (b) When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment (together with any prior adjournments in connection with which a new Record Date was not fixed) shall be for more than 60 days. At the adjourned meeting, the Partnership may transact any business that might have been transacted at the original meeting. If the adjournment(s) are for more than 60 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting and, if applicable, the new Record Date shall be given in accordance with this Article XVI.”

     Section 2. Agreement in Effect. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.
     Section 3. Applicable Law. This Amendment No. 1 shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.
     Section 4. Severability. If any provision of this Amendment No. 1 is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions hereof, or of such provision in other respects, shall not be affected thereby.

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 1 as of the date first set forth above.

GENERAL PARTNER: Buckeye GP LLC
By:	/s/ William H. Schmidt, Jr.
	Name:	William H. Schmidt, Jr.
	Title:	Vice President, General Counsel and Secretary

Signature Page to Amendment No. 1 To Amended And Restated Agreement Of Limited Partnership Of Buckeye Partners, L.P.